# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Trinity Biotech plc, CIK 0000888721
CUSIP: 896438306
Title of class of securities: Class 'A' Ordinary Shares
Address of issuer's principal executive offices: IDA Business Park, Bray, County Wicklow, Ireland (L2), A98 H5C8
Date of event which requires filing of this statement: 12/17/2024
Amends the filing with accession number 0001341004-22-000364
Filed by CIK 0001952094
Persons authorized to receive notices and communications: Park Heejoo, 85 Orchard Road, Skillman, New Jersey (NJ), 08558, 512-650-6322; Jeongseok Jay Yu, Esq., 155 Seaport Boulevard, Boston, Massachusetts (MA), 02210, 617-832-1000; Daniel S. Clevenger, Esq., 155 Seaport Boulevard, Boston, Massachusetts (MA), 02210, 617-832-1000

## Reporting persons
- MiCo IVD Holdings, LLC (CIK 0001952094): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 69,450,720; sole dispositive power 0; shared dispositive power 69,450,720; aggregate amount beneficially owned 69,450,720 (18% of the class)
  Comment: Aggregate amount beneficially owned includes: (i) 44,759,380 Class 'A' ordinary shares ('Ordinary Shares') represented by 2,237,969 American Depository Shares ('ADS') owned by MiCo IVD Holdings, LLC ('MiCo IVD'), a wholly-owned subsidiary of DAYLI TRINITY HOLDINGS, Ltd.; and (ii) 24,691,340 Ordinary Shares represented by 1,234,567 ADSs that would be issuable upon conversion of Issuer's 1.50 percent, seven-year, unsecured junior convertible note ('Convertible Note') with a conversion price of U.S. $16.20 per ADS (after giving effect to the ADS Ratio Change, as defined below) that is held by MiCo IVD. Each ADS reported on this Schedule 13D represents twenty (20) Ordinary Shares, which reflects an increase effected by the Company on February 23, 2024, of the number of Ordinary Shares represented by each ADS from four (4) Ordinary Shares (the 'ADS Ratio Change').
  Percent of class represented by amount in Row (11) is based on 361,073,562 Class 'A' Ordinary Shares of the Issuer reported to be outstanding by the Issuer as of November 30, 2024 in the Issuer's final prospectus filed pursuant to Rule 424(b)(5) on December 5, 2024 and the 24,691,340 Ordinary Shares represented by ADSs issuable upon conversion of the Convertible Note.
- DAYLI TRINITY HOLDINGS, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Korea Republic Of (M5); source of funds: other (OO); sole voting power 0; shared voting power 69,450,720; sole dispositive power 0; shared dispositive power 69,450,720; aggregate amount beneficially owned 69,450,720 (18% of the class)
  Comment: Aggregate amount beneficially owned includes: (i) 44,759,380 Ordinary Shares represented by 2,237,969 ADSs owned by MiCo IVD; and (ii) 24,691,340 Ordinary Shares represented by 1,234,567 ADSs that would be issuable upon conversion of the Convertible Note. Each ADS reported on this Schedule 13D represents twenty (20) Ordinary Shares, which reflects the ADS Ratio Change.
  Percent of class represented by amount in Row (11) is based on 361,073,562 Class 'A' Ordinary Shares of the Issuer reported to be outstanding by the Issuer as of November 30, 2024 in the Issuer's final prospectus filed pursuant to Rule 424(b)(5) on December 5, 2024 and the 24,691,340 Ordinary Shares represented by ADSs issuable upon conversion of the Convertible Note.
- DAYLI Fountainhead Project No.3 Private Equity Fund: type of reporting person: other (OO); citizenship or place of organization: Korea Republic Of (M5); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 69,450,720; sole dispositive power 0; shared dispositive power 69,450,720; aggregate amount beneficially owned 69,450,720 (18% of the class)
  Comment: Aggregate amount beneficially owned includes: (i) 44,759,380 Ordinary Shares represented by 2,237,969 ADSs owned by MiCo IVD; and (ii) 24,691,340 Ordinary Shares represented by 1,234,567 ADSs that would be issuable upon conversion of the Convertible Note. Each ADS reported on this Schedule 13D represents twenty (20) Ordinary Shares, which reflects the ADS Ratio Change.
  Percent of class represented by amount in Row (11) is based on 361,073,562 Class 'A' Ordinary Shares of the Issuer reported to be outstanding by the Issuer as of November 30, 2024 in the Issuer's final prospectus filed pursuant to Rule 424(b)(5) on December 5, 2024 and the 24,691,340 Ordinary Shares represented by ADSs issuable upon conversion of the Convertible Note.
- DAYLI Partners, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 69,450,720; sole dispositive power 0; shared dispositive power 69,450,720; aggregate amount beneficially owned 69,450,720 (18% of the class)
  Comment: Aggregate amount beneficially owned includes: (i) 44,759,380 Ordinary Shares represented by 2,237,969 ADSs owned by MiCo IVD; and (ii) 24,691,340 Ordinary Shares represented by 1,234,567 ADSs that would be issuable upon conversion of the Convertible Note. Each ADS reported on this Schedule 13D represents twenty (20) Ordinary Shares, which reflects the ADS Ratio Change.
  Percent of class represented by amount in Row (11) is based on 361,073,562 Class 'A' Ordinary Shares of the Issuer reported to be outstanding by the Issuer as of November 30, 2024 in the Issuer's final prospectus filed pursuant to Rule 424(b)(5) on December 5, 2024 and the 24,691,340 Ordinary Shares represented by ADSs issuable upon conversion of the Convertible Note.

## Item 1. Security and Issuer
Title of class of securities: Class 'A' Ordinary Shares
Name of issuer: Trinity Biotech plc
Address of issuer's principal executive offices: IDA Business Park, Bray, County Wicklow, Ireland (L2), A98 H5C8
Comment:
The purpose of this Amendment No. 3 ("Amendment No. 3") to the joint statement on Schedule 13D with respect to the Class 'A' Ordinary Shares, par value U.S. $0.0109 per share (the "Ordinary Shares"), of Trinity Biotech, plc, a company organized under the laws of Ireland (the "Issuer"), filed by MiCo Co., Ltd. ("MiCo Parent") and MiCo IVD Holdings, LLC, a Delaware limited liability company ("MiCo IVD") on December 7, 2022 (such joint statement, as amended by Amendment No. 2 to the Schedule 13D filed on January 2, 2024 and as amended herein, the "Schedule 13D"), filed jointly by the Reporting Persons (as defined below), is to report the change in the beneficial ownership of the Reporting Persons as a result of the execution of the 2024 MiCo IVD Purchase (as defined below) on December 17, 2024 and the execution of the Joint Filing Agreement by the Reporting Persons in connection with the 2024 MiCo IVD Purchase. Capitalized terms used but not defined herein have the respective meanings given to them in the Schedule 13D.

On January 2, 2024, MiCo Parent filed an Amendment No. 1 to the Schedule 13D ("Amendment No. 1") to report its sale of all of its equity interests in MiCo IVD to Mainstream Holdings (as defined below). Amendment No. 1 speaks only of the beneficial ownership interests of MiCo Parent, and the disclosures provided therein shall be disregarded in their entirety for the purposes of this Amendment No. 3, except that the exhibits included in response to Item 7 of Amendment No. 1 shall be incorporated herein by reference.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Schedule 13D is hereby amended and restated in full as follows: This Amendment No. 3 is being filed jointly by MiCo IVD, DAYLI TRINITY HOLDINGS, Ltd., a limited company incorporated in South Korea ("DAYLI Holdings"), DAYLI Fountainhead Project No.3 Private Equity Fund, a private equity fund incorporated in South Korea ("DAYLI Fountainhead") and DAYLI Partners, Inc., a corporation incorporated in South Korea ("DAYLI Partners" and, collectively, the "Reporting Persons"). Following completion of the 2024 MiCo IVD Purchase, DAYLI Holdings will own all of the equity interests in MiCo IVD. DAYLI Fountainhead owns all of the equity interests in DAYLI Holdings and DAYLI Partners is the general partner of DAYLI Fountainhead.

Certain information regarding each director and executive officer of the Reporting Persons is set forth on Exhibit Annex A filed herewith.
Residence or business address: Item 2(b) of the Schedule 13D is hereby amended and restated in full as follows: The address of each of the Reporting Persons, except for MiCo IVD is 15F, 201, Teheran-ro, Gangnam-gu, Seoul, Republic of Korea. The address of MiCo IVD is 85 Orchard Road, Skillman, New Jersey 08558.
Present principal occupation or employment: Item 2(c) of the Schedule 13D is hereby amended and restated in full as follows: The principal business of DAYLI Partners is to acquire, hold and dispose of interests in various companies for investment purposes and to take all actions incident thereto. The principal business of each of DAYLI Holdings and DAYLI Fountainhead is to acquire all of the equity interests of MiCo IVD. The principal business of MiCo IVD is investing in securities of the Issuer.
Criminal convictions in the last five years: Item 2(d) of the Schedule 13D is hereby amended and restated in full as follows: During the last five years, neither the Reporting Persons, nor any person identified in Item 2(a), has: been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Item 2(e) of the Schedule 13D is hereby amended and restated in full as follows: During the last five years, neither the Reporting Persons, nor any person identified in Item 2(a), has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Item 2(f) of the Schedule 13D is hereby amended and restated in full as follows: Each of the Reporting Persons, except for MiCo IVD, was formed in South Korea. MiCo IVD was formed in Delaware, United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of Schedule 13D is hereby amended to add the following: In connection with the 2024 MiCo IVD Purchase (as defined below), DAYLI Holdings expects to pay to Mainstream Holdings a total of 15,000,000,000 South Korean won, financed in the amount of 10,000,000,000 South Korean won (the "Loan") pursuant to a Loan Agreement, dated December 17, 2024, by and between DAYLI Holdings as borrower, and IBK Capital Co., Ltd. and Acuon Capital Co., Ltd. as lenders (the "2024 Loan Agreement"), and the remainder from the working capital of DAYLI Fountainhead. The Loan Agreement is secured by, among other things, DAYLI Holdings' equity interests in MiCo IVD. The Loan accrues interest at a rate of 7.5% per year and matures 12 months after the drawdown date of the funds, subject to up to two extensions of up to three months each upon consent of the lenders. The Loan is subject to mandatory early repayment if the settlement amount or the put option settlement amount under the Swap Agreement (as defined below) is paid before maturity of the Loan.

The foregoing description of the Loan Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, an unofficial English translation copy of which is incorporated by reference as an exhibit to this Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of Schedule 13D is hereby amended by deleting the final paragraph and replacing with the following new paragraphs: On December 17, 2024, Mainstream Holdings, Ltd. (the "Mainstream Holdings"), the beneficial owner of 100% of the interests of MiCo IVD, entered into a Share Purchase Agreement with DAYLI Holdings (the "2024 Share Purchase Agreement"), pursuant to which Mainstream Holdings agreed to sell to DAYLI Holdings all of its equity interests in MiCo IVD for a total of 15,000,000,000 South Korean won (the "2024 MiCo IVD Purchase"). The 2024 MiCo IVD Purchase is expected to close on December 20, 2024, following which time DAYLI Holdings will become the sole shareholder of MiCo IVD.
In connection with the 2024 MiCo IVD Purchase, on December 17, 2024, Mainstream Holdings and MiCo Parent entered into an Amendment Agreement to the Swap Agreement (the "Swap Amendment"), pursuant to which Mainstream Holdings will assign all of its rights, obligations and contractual positions under the Swap Agreement to DAYLI Holdings. The Swap Amendment, among other things, also extends the maturity date under the Swap Agreement to December 21, 2025.

Each of the foregoing descriptions of the 2024 Share Purchase Agreement and the Swap Amendment, as applicable, does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, unofficial English translation copies of which are incorporated by reference as exhibits to this Schedule 13D.

The applicable Reporting Persons made all acquisitions as described herein for investment purposes. As of the date of this Schedule 13D, the Reporting Persons may determine to dispose of all or a portion of MiCo IVD's holdings in the Issuer. Any disposition of these holdings may be made through private or public sales, including pursuant to the Resale Registration Statement, any trading plans that MiCo IVD might adopt pursuant to Rule 10b-5(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or any hedging transactions. The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, subject to the Conversion Limitation (as defined above), may acquire additional equity interests, may retain or sell all or a portion of the equity interests of the Issuer held by the Reporting Persons, may distribute such equity interests held by the Reporting Persons to other entities and/or may take actions (including through their affiliates) with respect to their investment or the Issuer, including, without limitation, communicating with the Issuer's board of directors (the "Board"), members of management or other security holders of the Issuer, or other third parties (including, among others, creditors) from time to time, taking steps to implement a course of action with respect to the Issuer, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives regarding the Issuer and the ADS Investment. Such discussions and other actions may relate to, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to, an acquisition, merger, business combination, reorganization or liquidation) involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including board composition) or management of the Issuer; nominating individuals for consideration by the nomination committee of the Board for appointment to the Board; changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer's securities, or any action similar to those enumerated above. The Reporting Persons reserve the right to, and may in the future, discuss, meet with, and/or send correspondence to (a) the Issuer's management and/or Board, (b) other holders of securities of the Issuer, and/or (c) other third parties (including creditors) to discuss and/or formulate any plans or proposals regarding the Issuer or its securities. No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. There can be no assurance, however, that any of the Reporting Persons will take any of the foregoing actions, and the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or plans or proposals with respect thereto. This document (including the foregoing statements in this paragraph) is not intended to, and does not, constitute or form part of any offer, possible offer, invitation or the solicitation of an offer by the Reporting Persons to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to this document or otherwise.

The information set forth in or incorporated by reference in Item 3 of this Schedule 13D is incorporated by reference into this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated in full as follows: The aggregate number and percentage of the Ordinary Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, the Reporting Persons may be deemed to beneficially own 69,450,720 Ordinary Shares consisting of: (i) 2,237,969 ADSs, which represent 44,759,380 Ordinary Shares and (ii) 1,234,567 ADSs representing 24,691,340 Ordinary Shares issuable upon conversion of the Convertible Note. This represents an aggregate beneficial ownership of 18.0% of the Ordinary Shares, calculated on an as-converted basis assuming full conversion of the Convertible Note into ADSs.

The percentage of beneficial ownership is based upon 361,073,562 Ordinary Shares reported to be outstanding by the Issuer as of November 30, 2024 in the Issuer's final prospectus filed pursuant to Rule 424(b)(5) on December 5, 2024 and the 24,691,340 Ordinary Shares represented by ADSs issuable upon conversion of the Convertible Note held by MiCo IVD. Each of DAYLI Holdings, DAYLI Fountainhead and DAYLI Partners may be deemed to be the beneficial owner of the Ordinary Shares beneficially owned by MiCo IVD through its ownership interests in MiCo IVD, ownership interests in DAYLI Holdings and role as general partner of DAYLI Fountainhead.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of Ordinary Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of DAYLI Holdings, DAYLI Fountainhead and DAYLI Partners expressly disclaims beneficial ownership of such shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(b) of the Schedule 13D is hereby amended and restated in full as follows: The aggregate number and percentage of the Ordinary Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Item 5(c) of the Schedule 13D is hereby amended and restated in full as follows: Except as set forth in this Schedule 13D, neither the Reporting Person nor, to the best knowledge of the Reporting Persons, any other person named in Item 2, has engaged in any transaction in Ordinary Shares during the past 60 days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of Schedule 13D is hereby amended to add the following:

Exhibit Annex A
Exhibit No. 13 English Translation of Share Purchase Agreement, dated December 17, 2024, by and among Mainstream Holdings and DAYLI Holdings.
Exhibit No. 14 English Translation of Loan Agreement, dated December 17, 2024, by and between DAYLI Holdings as borrower, and IBK Capital Co., Ltd. and Acuon Capital Co., Ltd. as lenders.
Exhibit No. 15 English Translation of Amendment Agreement, dated December 17, 2024, by and among MiCo Parent, Mainstream Holdings and DAYLI Holdings.
Exhibit No. 16 Joint Filing Agreement dated December 19, 2024, by and among the Reporting Persons.

Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

## Signatures
- MiCo IVD Holdings, LLC: /s/ Park Heejoo, Park Heejoo/President and CEO (12/19/2024)
- DAYLI TRINITY HOLDINGS, Ltd.: /s/ Wonyong Park, Wonyong Park/CEO (12/19/2024)
- DAYLI Fountainhead Project No.3 Private Equity Fund: /s/ Hanho Jung, Hanho Jung/Executive Director (12/19/2024)
- DAYLI Partners, Inc.: /s/ Shin Seung Hyun, Shin Seung Hyun/CEO (12/19/2024)